# Garrett Music Academy, LLC

## Balance Sheet
### As of December 31, 2019

|  | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Advanced Business Checking (3148) | -8,178.05 |
| Citizens Access | 100.00 |
| M&T Savings 4842 | 1.28 |
| M&T Savings 6062 | 402.34 |
| Petty Cash | 3,055.44 |
| **Total Bank Accounts** | **$ -4,618.99** |
| Accounts Receivable | |
| Accounts Receivable | 13,962.95 |
| **Total Accounts Receivable** | **$13,962.95** |
| Other Current Assets | |
| Inventory Asset | 1,000.00 |
| Loans to Partners | 0.00 |
| Partnership Loan | 0.00 |
| Undeposited Funds | 1,140.28 |
| **Total Other Current Assets** | **$2,140.28** |
| **Total Current Assets** | **$11,484.24** |
| Fixed Assets | |
| Accumulated Depreciation | 0.00 |
| Furniture and Fixtures | 0.00 |
| **Total Fixed Assets** | **$0.00** |
| Other Assets | |
| Other Assets | 0.00 |
| Shareholder Loan | 100,086.06 |
| **Total Other Assets** | **$100,086.06** |
| **TOTAL ASSETS** | **$111,570.30** |

# Garrett Music Academy, LLC

## Balance Sheet
### As of December 31, 2019

| | TOTAL |
|---|---|
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Accounts Payable | 0.00 |
| **Total Accounts Payable** | **$0.00** |
| Credit Cards | |
| Capital One 9980 | 1,551.37 |
| Olio | 0.00 |
| **Total Credit Cards** | **$1,551.37** |
| Other Current Liabilities | |
| Accrued Payroll | 0.00 |
| Comptroller of Maryland Payable | 738.99 |
| Gift Certificate | 0.00 |
| M&T Line of Credit | 0.00 |
| Payroll Liabilities | 0.00 |
| Federal Taxes (941/944) | 0.00 |
| Federal Unemployment (940) | 0.00 |
| FICA | 0.00 |
| MD Income Tax | 0.00 |
| MD Unemployment Tax | 0.00 |
| **Total Payroll Liabilities** | **0.00** |
| Washington Music Center | 0.00 |
| **Total Other Current Liabilities** | **$738.99** |
| **Total Current Liabilities** | **$2,290.36** |
| Long-Term Liabilities | |
| Capital Loan | 0.00 |
| Loan Payable - Quarter Spot | 0.00 |
| Loan Payable Nicole | 141,813.34 |
| Paypal FeeLoan Builder | 0.00 |
| **Total Long-Term Liabilities** | **$141,813.34** |
| **Total Liabilities** | **$144,103.70** |
| Equity | |
| Opening Balance Equity | 0.00 |
| Owner's Investment | 0.00 |
| Owner's Pay & Personal Expenses | 0.00 |
| Retained Earnings | -14,794.13 |
| Shareholder Distribution | 0.00 |

# Garrett Music Academy, LLC

## Balance Sheet

### As of December 31, 2019

|  | TOTAL |
|---|---|
| Net Income | -17,739.27 |
| **Total Equity** | **$ -32,533.40** |
| **TOTAL LIABILITIES AND EQUITY** | **$111,570.30** |